March 17, 2008

VIA EDGAR AND UNITED STATES MAIL

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Tia Jenkins, Senior Assistant Chief Accountant

RE:           CHAPEAU, INC. File Number 033-01289-D

Dear Ms. Jenkins:

We are in receipt of the letter dated February 8, 2008 in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments to various filings of Chapeau, Inc. (the “Company”).   We have closely reviewed the Staff’s comments and have set forth our responses below interlineated between the Staff’s questions.  We believe that we have appropriately responded to the Staff’s comments.  To the extent practicable, we made every effort to address the Staff’s comments in our Form 10-QSB recently filed with the Commission for the quarter ended December 31, 2007.

Form 10-KSB for Fiscal Year Ended June 30, 2007

Management's Discussion and Analysis or Plan of Operation, page 8

Results of Operations and Financial Results, page 11

1.	Please expand your discussion and analysis of results of operations to describe the causes for the increase in revenue during fiscal 2007.

Response:    In the first paragraph on page 11 of the Form 10-KSB, we disclose that we are still a development stage company due primarily to “the absence of significant sales”.  Total revenue for both periods is approximately 8% of the total reported loss and in our opinion is immaterial to our overall operations.  We respectfully believe that our discussion in this section is adequate, given our lack of significant historical revenue and that we are still a development stage company.  We believe that the core of any historical discussions in our MD&A is on expenses, which are by far the most material aspects of our financial history. The increase in revenue during fiscal 2007 to $1,343,007 from $388,662 during fiscal 2006 was due principally to an increase in the number of system sales recognized in fiscal 2007 to four versus one system sale recognized in fiscal 2006.  In the recently filed Form 10-QSB for the period ended December 31, 2007, we have expanded our discussion of the results of operations and financial results on page 19 to include a more detailed analysis of changes in revenue from period to period and will continue to do so going forward.

2.
We note that you have entered into discount energy service agreements that represent in excess of approximately $12 million from the delivery of turnkey energy generation capabilities. Please expand your discussion and analysis to describe the timing of when you expect delivery under the agreements to impact your future results of operations and cash flows.

Response:    The first reference to the “approximately $12 million from the delivery of turnkey energy generation capabilities” appears on page 14 of the Form 10-KSB filed for fiscal year ended June 30, 2007.  This discussion goes on to state that we generally anticipate the revenues and cash flows resulting from these transactions to occur within “six to nine months of inception”.  We respectfully believe this disclosure is responsive to the question of when we expect delivery to impact our future results of operations and cash flows.  Further, in the Form 10-KSB filed for fiscal year ended June 30, 2007, on page F-8, Note 1 to the Consolidated Financial Statements under “Organization and Nature of Operations” we have disclosed that “Dependent upon whether the underlying turnkey projects are sold or financed, revenues will be recognized either upon completion and delivery of the turnkey projects and commencement of commercial operation under the associated discount energy purchase agreements, generally anticipated within six to nine months from inception, or over the 10-year term of the associated discount energy purchase agreements.”  It further states, “Installation and commercial operation of certain of these projects are targeted for calendar 2008.”  In our recently filed Form 10-QSB for the quarter ended December 31, 2007, we have incorporated similar though updated statements on page 19 under “Results of Operations and Financial Results” and will continue to do so going forward.

Consolidated Statements of Operations, page F-4

3.	Please allocate share-based compensation expense to present the expense in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F for additional guidance.

Response:  We have analyzed the amounts reported as “Share-Based Compensation” for each reporting period since February 3, 2000, the inception of our development stage, and for the period from February 3, 2000 (date of inception) through December 31, 2007.  We have determined the related amounts that would have been reported as “Selling, General, and Administrative Expense” and as “Research and Development Expense” based on the guidance of SAB Topic 14:F.  In the financial statements recently filed in our Form 10-QSB for the period ended December 31, 2007, we have presented share-based compensation for all periods presented (including from inception of the development stage) in the Statements of Operations in conformity with the guidance of SAB Topic 14:F, and have included expanded footnote disclosure in Note (E) to those financial statements showing the amounts of share-based compensation included in each line of the Statement of Operations for each of the five periods presented, including for the period from February 3, 2000 (date of inception) through December 31, 2007.  We will continue to report share-based compensation in conformity with SAB Topic 14:F.  As can be seen in this disclosure, approximately 93% of the share-based compensation since the inception of our development stage has been included in Selling, General, and Administrative Expense.

Note 1 - Nature of Operations and summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

4.
Please expand your disclosure in your description of business on page 1, management's discussion and analysis on page 8, and footnotes to the financial statements on page F-8 to provide the disclosures described in Section II.F.3. of our Current Accounting and Disclosure Issues in the Division of Corporation Finance, which may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf, to the extent they are applicable.

Response:  As described in Note 1 to the financial statements, under the heading “Organization and Nature of Operations”, we are still a development stage company due principally to the lack of significant sales.  We believe that our revenue presentation for each of the periods presented in our Form 10-KSB demonstrates that we lack significant sales as our revenue for each such period is less than 10% of our net loss.  We have reviewed Section II.F.3. of Current Accounting and Disclosure Issues in the Division of Corporation Finance and believe that our disclosures in Item 1, Description of Business; in Item 6, Management’s Discussion and Analysis or Plan of Operation; and in Note 1, Nature of Operations and Summary of Significant Accounting Policies, are consistent with the recommendations of Section II.F.3, as discussed more fully below, especially given the relative lack of significance of our historical sales levels.

More specifically, Section II.F.3 suggests that Item 1, Description of Business, should include information related to revenue generating activities, customary contract terms and practices, and specific uncertainties inherent in the business activities.  As emphasized above, we currently have not had significant revenue.  However, in Item 1, we discuss the nature of our business, including our first generation product and related unit sales.  In addition, we provide additional disclosure about our current product offering and planned generation of revenue through long-term discount energy service agreements.

Section II.F.3 also suggests that Item 6, MD&A, should include information regarding variations in revenue.  We believe that our disclosure in Item 6 is adequate, given our lack of significant historical revenue and that we are still a development stage company.  We discuss our sales history within this context as well as expenses, which we believe are the most material disclosures relating to our historical financial results and operations. Prior to discussing our compliance with the footnote disclosure items discussed in Section II.F.3, we believe it is important to make a distinction between certain disclosures in the footnotes that pertain to historical sales versus disclosures of planned future revenue-generating activities.  In Note 1, under the heading “Organization and Nature of Operations”, within the context of disclosing that we are still a development stage company and how we plan to emerge from development stage status, we disclose that we have commenced entering into certain “turnkey” agreements.  We have not recognized any revenue from turnkey agreements.  In contrast, all historical sales of products have been unit sales, pursuant to which title passes upon delivery of the unit.

Based on our review of Section II.F.3, we believe the applicable disclosure requirements that pertain to our historical sales include i) reporting product and service revenues separately, ii) disclosure of when revenue is recognized, and iii) disclosure of certain material assumptions, estimates, and uncertainties.  With regard to “material assumptions, estimates, and uncertainties”, those that apply would include right of return and warranty.  We believe that we have complied with the disclosure of applicable items described in Section II.F.3.  Specifically, we have reported product sales separately from other revenue in the statements of operations, and the elements of other revenue are disclosed in Note 1, under the heading “Revenue Recognition”.  Also in Note 1, under the heading “Revenue Recognition”, we disclose when revenue is recognized for unit sales, for fabrication revenue, and for extended warranty revenue.  Finally, also in Note 1, under the heading “Revenue Recognition”, we disclose that no right of return exists and we disclose how we account for our warranty obligations.

5.	We note in Note 1 that your products require installation. Please tell us whether installation is essential to the functionality of equipment, and describe the basis for your determination.

Response:  Installation is essential to the functionality of the equipment, but has been provided by other parties under their own contracts with the end customer.

Although we have not performed installation services, we have contracted to perform “commissioning services” in connection with the sale of certain of our units.  Commissioning is the function, after installation, of bringing the unit into operation.  In certain cases, our commissioning contract was separate from the contract for the sale of the unit, with the revenue for commissioning determined on a time and materials basis.  Revenue was recognized separately under each of these contracts, with the revenue for the unit sale recognized upon delivery and the revenue for commissioning recognized upon completion of the commissioning service.  In other cases, the commissioning service was part of the contract for the sale of the unit.  In such cases, revenue was deferred on the sale of the unit until our obligations for the commissioning service were complete, at which time the revenue for the entire contract was recognized.

6.
We note that you provide a one-year warranty covering materials and workmanship.  Please tell us how you determined you are able to reliably estimate the cost of the warranty provided under the terms of sale.  In addition, disclose a tabular reconciliation of the changes in your product warrant liability.  Refer to paragraph 14.b of FIN 45 for additional guidance.

Response:  Management believes that units are fully tested in our shop prior to shipment.  Historically, management has established a conservative warranty reserve based on what it believes to be industry experience generally and our own experience with our product.  With the initial unit sale in the fiscal year ended June 30, 2004, management estimated a warranty reserve of about 15% of the revenue recognized, which was reflective of the uncertainties related to its initial product and lack of specific experience (other than our confidence resulting from our own testing of the unit).  With additional unit sales and greater field experience, we now estimate warranty reserves in the range of about 3% to 4.5% of revenue recognized, which, from our warranty experience, has been adequate to cover our actual warranty costs.  As discussed earlier, we have not had significant sales levels, so, our warranty costs and our warranty liability are not material elements of our financial statements.

A tabular reconciliation of changes in our product warranty liability for the years ended December 31, 2007 and 2006 is as follows:

	December 31,
	2007	2006

Balance at beginning of year	$50,000	$40,000
Additions for new warranties	42,100	10,000
Adjustments of estimates related to existing warranties	8,330	-
Warranty costs paid under warranties	(6,315)	-

Balance at end of year	$94,115	$50,000

Since the amounts of warranty costs, liabilities, and related details included in the table have  not been material to the financial statements, we intend to begin including this disclosure in the financial statements for the year ending June 30, 2008.

7.
We note your disclosures indicating it is not practicable to estimate the fair value of the long-term debt and other long-term obligations payable, which have an aggregate value of $2,225,593.  Please disclose the reasons why it is not practicable to estimate the fair value.  Refer to paragraph 14 of SFAS 107 for additional guidance.

Response:  After further review, we have determined that it was practicable to estimate the fair value of long-term debt and other long-term obligations payable.  Of the three instruments, one is interest bearing at 12% and two are non-interest bearing, but have been discounted at the rate of 12%.  At June 30, 2007, 12% represented our incremental borrowing rate.  As such, for this financial instrument, our disclosure would have been that its fair value equaled its carrying value because the underlying instrument carried an interest rate equal to our incremental borrowing rate.  For the other two financial instruments, our disclosure would have been that their fair value equaled their carrying value because the underlying instrument was carried in the financial statements at a discount equal to our incremental borrowing rate.  Since there is no material difference between fair value and carrying value that would have been disclosed, we intend to change this disclosure prospectively in our financial statements to be included in our next Form 10-KSB for the year ending June 30, 2008.

Note 8 – Stock Options and Warrants, page F-21

8.
We note in the table of weighted-average assumptions used for options granted during the year ended June 30, 2007 and 2006 on page F-22 that you assumed an expected life of 10 years, which is equivalent to the contractual term of the option awards.  In calculating the fair value of options using the Black-Scholes option-pricing model, please explain to us why it is appropriate to base the expected term of options on the contractual term rather than the period of time for which the instrument is expected to be outstanding.  Refer to the guidance in paragraphs A3, Al8 and A26 through A30 of SFAS 123R and SAB Topic 14:D.2.

Response:  We recognize that the expected term for purposes of the Black-Scholes option-pricing model is to be based on the period of time that the option is expected to be outstanding given the “expected behavior” related to option exercises.  The guidance in paragraphs A3, Al8 and A26 through A30 of SFAS 123R recognizes that the expectation can be influenced where there is sufficient information related to employees’ historical exercise behavior and based on the entity’s experience.  We first started granting options to employees and others in April 2001.  We continued to periodically grant options from that date forward, and for approximately the next six years (until March 2007), there were no options exercised.  In fact, some options expired unexercised.  Between March and June, 2007, the initial exercises were made by three holders of options or warrants.  Of the 2,329,268 shares issued as a result of these exercises, 97.5% of the shares were from options or warrants that were within the last 10% of their contractual terms.

We believe that the use of the contractual term was reasonable in the circumstances and has been validated by the expiration of certain options and the recent, although limited, exercise of certain options and warrants near the expiration of their contractual terms.  Additional options and warrants have been exercised since June 30, 2007, with a majority of those exercises also near the end of their contractual terms.  However, we will continue to gather information regarding the exercise behavior of our option and warrant holders, as well as other relative information, and we will appropriately adjust our expectations of the expected term for all new options granted.

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

Notes to the Condensed Consolidated Financial Statements

(C) Financing, page 7

9.
We note your disclosures indicating your entry into two secured promissory notes in September 2007.  Further, we note that interest is payable during the start-up period in units, defined as one share of common stock and one warrant to purchase common stock.  Tell us how you have determined the value of such units in determining interest expense for the period ended September 30, 2007.  We expect that such determination incorporates a valuation model such as Black-Scholes to account for the fair value of warrants, payable to Mr. Smith.

Response:  We agree that the determination of interest would incorporate a valuation model such  as Black-Scholes to account for the fair value of warrants.  The value of units was determined based on a separate valuation for the number of shares of common stock that would have been issuable at September 30, 2007, plus a separate valuation using the Black-Scholes option-pricing model for the warrants that would have been issuable at September 30, 2007.  More specifically, and based on the methodology prescribed by the promissory notes, there would have been 37,744 shares of common stock issuable at September 30, 2007, which were valued at the per share price of $2.15 per share, for a total valuation of $81,149.  Additionally, the warrants to purchase 37,744 were valued under the Black-Scholes model using the assumptions of a) market value of the stock of $2.15 per shares, b) risk-free interest rate of 4.13%, c) expected volatility of 107%, d) days to expiration of 1,460 days, e) exercise price of $2.23 per share, and f) no expected dividends, which yield a per share valuation of $1.5768, or a total valuation of $59,515.  These two valuations added together yield a total interest expense of $140,664 that was recorded for the quarter for the interest expense on these promissory notes.

(G) Subsequent Events, page 12

10.
We noted the extension of the expiration date for certain options to acquire 1.6 million shares of common stock on October 10, 2007.  We believe that this modification requires a comparison of the fair values of the warrants immediately before and after the modification, with compensation expense recognized for the resulting increase in fair value.  Please refer to paragraph 51 of SFAS 123(R) and EITF 96-I8 and revise the financial statements accordingly.

Response:  We agree that this modification required a comparison of the fair values of the warrants immediately before and after the modification, with compensation expense recognized for the resulting increase in fair value.  Given that the modification occurred on October 10, 2007 (after the end of the quarter included in these financial statements), the compensation expense was measured and recorded in the quarter in which such modification occurred.  Accordingly, we refer you to Note (E) of the financial statements filed in Form 10-QSB for the quarter ended December 31, 2007, which has been filed with the Commission.  In that Note, we made the following disclosure:

“On October 10, 2007, by the unanimous consent of the members of the Board of Directors, the expiration dates of certain options to acquire 1.6 million shares of common stock at $0.25 per share with an original expiration date of October 11, 2007 were extended to January 11, 2008.  On November 5, 2007, by approval of the members of the Board of Directors, these options were further extended again for periods of up to five years.  Of these options, 1 million are held by the Chief Executive Officer of the Company and 200,000 are held by a non-employee director of the Company.  The Company recognized compensation expense of $153,519 in connection with the modifications of these options.”

Form 8-K filed December 17, 2007

11.
We note the description of your joint venture agreement with TEFCO, LLC, signed December 14, 2007.  Please amend your Form 8-K to include such agreement, as it appears this exhibit is material to an investor’s understanding of the scope of your future operations.

Response:  We  have filed the Joint Venture Agreement with our Form 10-QSB for the quarter ended December 31, 2007.

12.
Explain to us the manner in which you intend to account for your relationship with TEFCO, LLC.  While your disclosures on Form 8-K, filed December 17, 2007, note that TEFCO will receive interest in conjunction with the senior secured two-year promissory note, it is unclear what TEFCO gains in financing your turnkey projects.  In this regard, tell us whether this financing will be accounted for as a liability or a capital contribution.  In addition, explain to us whether TEFCO will retain a portion of your future revenues as a result of this financing arrangement.  Finally, tell us your consideration of FIN46R in accounting for TEFCO, LLC.

Response:    We have disclosed in the Notes to Condensed Consolidated Financial Statements on page 5 under “Organization and Nature of Operations,” on page 8 under “Joint Venture Agreement,” and in the MD&A on page 22 under “Liquidity and Sources of Financing,” the material terms of the agreement with TEFCO, LLC (“TEFCO”).  To date, the only transactions that have occurred with TEFCO is their advances under the $10 million senior secured two-year promissory note, which advances have been accounted for as a liability and the resulting interest expense included in our accrued liabilities.  As noted in the disclosure on page 22 of our Form 10-QSB for the quarter ended December 31, 2007, we are presently in the process of negotiating an amendment to the Agreement to amplify on the initially negotiated terms and we continue to evaluate the accounting treatment for revenue recognition and possible variable interests.  We are currently negotiating the final amended terms and assessing the corresponding potential accounting treatment of our transactions with TEFCO, including possible applicability of FIN46R.

In that connection, while the agreement with TEFCO provides us working capital under the terms of the 2-year senior secured note as well as additional potential funding from options and warrants if and when exercised, the agreement provides no cogeneration project financing directly to us.  Instead, under the agreement, the intent is for TEFCO to purchase from us turnkey cogeneration projects that will provide energy for end users under energy service and/or purchase agreements.

The intention is for TEFCO to enter into a discount energy service or purchase agreement with the end user at the site for the sale or tolling to the end user of electricity.  For discount energy service or purchase agreements currently executed between us and customers, such agreements will be assigned by us to TEFCO.  Under the financing agreement, the intention is for TEFCO to have all risks and rewards related to any energy service and/or purchase agreements assigned from us to TEFCO or that TEFCO enters into with potential customers.  It is further intended that we will have no obligation to repurchase any cogeneration units in conjunction with turnkey cogeneration projects sold to TEFCO.  TEFCO has the sole discretion to choose to enter or not to enter into any particular future discount energy service and/or purchase agreement (and correspondingly purchase or not to purchase the associated turnkey cogeneration project) under this agreement.

It is further intended that we will sell to TEFCO and TEFCO will purchase from us turnkey projects incorporating our EnviroGen™ Energy Modules and including all site development, construction costs and installation costs associated with installation of the systems at an end user’s site, which turnkey projects will generate the electricity required under the discount energy service or purchase agreement.  In addition, it is intended for TEFCO to pay us for ongoing operating and maintenance costs under the terms of an operations and maintenance agreement between TEFCO and us, the terms of which operations and maintenance agreement are to be mutually agreed and include administrative services related to billing and collection of revenues for TEFCO, and conform materially to similar agreements with other of our customers.  The financing agreement further provides us a 10% profits interest in TEFCO.  While one of our directors is a member of TEFCO, we believe that such relationship does not represent management control of one party with respect to the other party and the intention is for TEFCO to employ its own management personnel independent from us.   Further, while there is common ownership of both TEFCO and us, such ownership does not constitute a controlling interest in one party by the other party.  As a consequence of all of the foregoing, while there may be construed to be a variable interest relationship between TEFCO and us, we believe that we would not be considered the primary beneficiary in any variable interest relationship, should one exist.

We respectfully submit that we will continue to make required disclosures regarding further  transactions related to our relationship with TEFCO as they occur or are further defined, including our revenue recognition and other accounting treatment of the material transactions.

The Company hereby acknowledges as follows: (i) the Company is responsible for the adequacy and accuracy of the disclosures in our filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Should you have any additional questions or comments, do not hesitate to contact Steven C. Lagorio, Chief Financial Officer of the Company, or the undersigned at (916) 939-8700 or by facsimile at (916) 939-8705.

Sincerely yours,

/s/ Guy A. Archbold
Guy A. Archbold
Chief Executive Officer